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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

~~8-2474~~

8-02474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** AND ENDING **12/31/2017**

         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Coburn & Meredith, Inc.**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Old Mill Lane

(No. and Street)

Simsbury	**CT**	**06070**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Derway (860)784-2603

                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Opperman, CPA

(Name – *if individual, state last, first, middle name*)

1901 Kossuth Street	**Lafayette**	**Indiana**	**47905**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Elizabeth Derway _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Coburn & Meredith, Inc. _____ , as

of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

CCO, CFO
_____
Title

PENNY NASIATKA
NOTARY PUBLIC
MY COMMISSION EXPIRES DEC. 31, 2018

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Coburn & Meredith, Inc.
Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Report of Independent Registered Public Accounting Firm

For the Year-Ended 2017

Table of Contents

We present the following report as of December 31, 2017:

Report of Independent Registered Public Accounting Firm


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Of Coburn & Meredith, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coburn & Meredith, Inc., as of December 31, 2017, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material aspects, the financial position of Coburn & Meredith, Inc. as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United State of America.

Basis for Opinion

These financial statements are the responsibility of Coburn & Meredith, Inc.'s management. Our responsibility is to express an opinion on Coburn & Meredith, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Coburn & Meredith, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules of Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c) and the Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Coburn & Meredith, Inc.'s financial statements. The supplemental information is the responsibility of Coburn & Meredith, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules of Computation of Net Capital and Basic Net Capital Requirement Pursuant to Rule 15c3-1, Computation of Aggregate Indebtedness Pursuant to Rule 15c3-1(c) and the Computation for Determination of Reserve Requirement and Information for Possession or Control Requirements Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA

We have served as Coburn & Meredith, Inc.'s auditor since 2017.

Lafayette, Indiana
February 23, 2018

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Assets:		
Cash		$ 278,833
Receivables:		
Brokers and dealers clearance accounts	$ 145,563	
Other - good faith deposit	100,475	
Non-customer registered representatives	59,452	
Total Receivables		305,490
Equipment, net of accumulated depreciation of $106,562		88,003
TOTAL ASSETS		$ 672,326

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$ 256,512	
Employee 401k payable	1,171	
Total Liabilities		$ 257,683
Stockholders' Equity:		
Class A Preferred stock, 5% cumulative - $50 par value;		
20,000 shares authorized, 11,680 shares issued and outstanding	$ 584,000	
Class B Preferred stock, 4 1/2% non-cumulative - $.50 par value;		
200,000 shares authorized, issued and outstanding	100,000	
Common stock, no par value; 200,000 shares authorized;		
94,000 shares issued and outstanding	470	
Treasury Stock	(63,000)	
Accumulated Deficit	(206,827)	
Total Stockholders' Equity		414,643
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 672,326

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

Revenues:

Securities & selling commissions and investment fees	$ 3,830,947	
Interest income	313,081	
Total Revenues		$ 4,144,028

Operating Expenses:

Salaries and commissions	2,825,054	
Payroll taxes	136,416	
Property & use taxes	12.571	
General insurance	17,651	
Employee benefits	160,270	
Clearing expense	119,021	
Computer expenses & related supplies	2,766	
Communications	50,426	
Postage	5,932	
Information expense	172,367	
Rent and utilities	236,113	
Depreciation and amortization	7,597	
Repairs and maintenance	27,977	
Equipment rental	4,756	
Office expense	11,864	
Professional fees	56,258	
Licenses, fees and fines	73,868	
Continuing education	1,227	
Advertising	3,264	
Interest expense	7,347	
Travel, parking, meals and entertainment	21,781	
Total Operating Expenses		$3,954,526

Net Income before Provision for State Taxes	$189,502
Provision for State Taxes	2,518
Net Income	$ 186,984

See Accompanying Notes

EXHIBIT C

COBURN & MEREDITH, INC. SIMSBURY, CONNECTICUT
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

| | | Capital Stock | | | Ret. Earnings (accumulated Deficit) | Total |
	Class A Preferred	Class B Preferred	Common	Treasury Stock		
Balances – January 1, 2017	$584,000	$100,000	$470		($393,811)	$290,659
Stock Redemption				(63,000)		($63,000)
Net income for the year					$186,984	$186,984
Balances – December 31, 2017	$584,000	$100,000	$470	(63,000)	(206,827)	$414,643

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	186,984
Adjustments to reconcile net income to net cash provided by	
Operating activities:	
Depreciation	7,597
(Increase) decrease in operating assets:	
Broker and dealers clearance accounts	58,658
Other good faith deposit	(465)
Non-customer registered representatives	(26,738)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	(94,876)
Net Cash Provided by Operating Activities	131,160
CASH FLOWS FROM FINANCING ACTIVITIES	
Stock redemption	(63,000)
Net Cash (Used in) Investing Activities	(63,000)
NET INCREASE IN CASH	68,160
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	210,673
CASH AND CASH EQUIVALENTS AT END OF YEAR	278,833

See Accompanying Notes

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT NOTES
TO FINANCIAL STATEMENTS
DECEMBER 31, 2017

Note 1 - Organization and Business Description:

Coburn & Meredith, Inc. (the "Company") is a registered broker-dealer whose main office is located in Simsbury, Connecticut with branch offices in Connecticut and Boston, Massachusetts. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Securities Investors Protection Corp. (SIPC) and the Financial Industry Regulatory Authority (FINRA). The Company is a regular Connecticut Corporation owned privately by several shareholders. The Company is an introducing broker-dealer and uses a carrying broker to hold customer accounts and clear customer transactions.

Subsequent Events:

The Company did not have any other subsequent events through February 2 3, 2018, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended December 31, 2017.

Note 2 - Significant Accounting Policies:

A. Revenue and Expense Recognition:

The Company maintains its records utilizing the accrual method of accounting. Commissions and other income are recorded on a trade-date basis. Interest is recorded as earned. Expenses are recorded as incurred. Revenues consist of: commissions on transactions in exchange listed equity securities, commissions on listed option transactions, other securities commissions, revenues from the sale of investment company shares, interest income and fees.

B. Depreciation:

The Company provides for depreciation utilizing the straight-line method. Renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to expenses as incurred.

C. Income Taxes:

The Company is incorporated as a "C" Corporation under the Internal Revenue Code. The Company records its federal and state income tax liabilities in accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes." However, deferred taxes payable are not recorded for temporary differences between the recognition of income and expense for tax and financial reporting purposes when such amounts are immaterial. In accordance with FASB ASC 740, Income Taxes, management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained. Based on that evaluation, if it were more that 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying statement of financial position along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize that as operating expenses. No interest or penalties have been accrued or charged to expense for the year ending

December 31, 2017. The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

D. Basis of Presentation:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Statement of Cash Flows:

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 -   Clearing Arrangements:

As of March 23, 2013, the Company clears security transactions predominantly through First Clearing, whereby First Clearing carries the cash and margin accounts of the Company's customers on a fully disclosed basis. The term of the agreement is seven years. Under specific terms of the agreement, First Clearing executes and reflects transactions in the customers' accounts as requested by the Company, prepares confirmations and summary monthly statements, settles contracts and transactions in securities and performs certain cashiering functions, including receipt and delivery of securities.

All uncollectible customer receivables are netted against commissions payable to the Company.

The Company maintains a margin account with First Clearing through which it executes its own principal trading activities.

Under such agreement, the Company is required to maintain a minimum cash deposit of $100,000 on which it receives interest at the prevailing federal funds rate less 25 basis points. The Company may draw on commissions and principal trading gains as they are earned.

Note 4 - Income Taxes:

Income tax expense consists of the following components:

Federal	$ -
State	2,518
Total	$ 2,518

The difference between income for financial reporting and tax return purposes results from non-deductible entertainment and life insurance expenses. As of December 31, 2017, the Company has the following net operating loss carry-forward amounts:

Years of Loss Expiration	Federal	Connecticut
2022	-	42,687
2024	-	62,455
2025	43,343	6,736
2026	4,428	-
2027	-	6,261
2028	15,372	28,697
2029	35,727	32,651
2030	69,295	14,519
2032	143,186	95,737
2035	470,910	278,333
	$ 782,261	$ 568,076

Note 5 - Aggregate Indebtedness and Net Capital:

As a registered broker-dealer, the Company is required to comply with the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934. For the year ended December 31, 2017, the Company must maintain "net capital" as defined in the Rule equal to the greatest of 6 2/3% of aggregate indebtedness, $50,000, or specific requirements applicable to market makers. The Company would be precluded from the distribution of equity capital if net capital was less than 10% of such indebtedness. As of December 31, 2017, the Company had net capital of $267,188, which was $217,188 in excess of the minimum requirement.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT NOTES
TO FINANCIAL STATEMENTS
DECEMBER 31, 2017
(Continued)

Note 6 - Commitments and Leases:

The Company agreed to a fourth amendment of an original 2005 sub-lease for 2,700 square feet of office space in Boston, Massachusetts. The term of the fourth amendment is from March 1, 2018 through April 30, 2023. The lease agreement calls for monthly payments of $13,050 during the first year with incremental monthly increases of $225 per month during each year of the lease. Fluctuations with respect to lease payments vary due to adjustments for utility costs. Total basic rent expense for the Boston location was $154,295 for year ended December 31, 2017. Rent expense also included added miscellaneous storage costs and related utilities.

Note 7 - Related Party Transaction:

During March 2009, the Company entered into a month-to-month lease for 100% of the available 3,600 square feet of office space in Simsbury, Connecticut with Coby, LLC, an entity owned by shareholders of the Company. Rent expense was $72,000 for the year ended December 31, 2017. The Company pays for all utilities, which are included in rent expense, plus basic improvements, as needed.

Note 8 - Capital Stock and Equity Considerations:

As of December 31, 2017, Class A preferred stock had a par value of $50 per share and a cumulative dividend of five percent. There were 20,000 shares authorized, 11,680 shares issued and outstanding. Class B preferred stock had a par value of $.50 per share. Class B preferred stock had authorized shares of 200,000, with 120,000 shares issued and outstanding. There were 200,000 shares of common stock authorized, with 40,800 shares issued and outstanding. Common stock had no par value.

Note 9 -   Retirement Plan and Employee Benefits:
    The Company maintains a non-contributory 401k retirement plan covering substantially all employees.

Note 10 -   Advertising Costs:
    The Company incurred $3,264 in advertising costs for the year ended December 31, 2017.

Note 11 -   Property and Equipment:
    Property and equipment is stated at cost and consists entirely of furniture, fixtures, improvements and computer related equipment.   All unused property that is abandoned during the year is removed, along with the related accumulated depreciation, as of the end of the calendar year.

    The components of property and equipment are as follows:

Computer Equipment	$ 56,037
Office furniture & fixtures	53,023
Improvements	85,505
Subtotal	194,565
Less: Accumulated Depreciation	106,562
Total	$ 88,003

    Depreciation expense totaled $7,597 for the year ended December 31, 2017.

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF NET CAPITAL AND BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2017

NET CAPITAL:

Stockholders' Equity		$ 414,643
Less: Non-allowable assets -		
Advances to registered representatives	$ (59,452)	
Furniture and equipment	(88,003)	
Total Non-allowable assets		(147,455)
Net Capital before Haircuts on Securities Positions		267,188
Haircuts on trading securities		-
Net Capital		$ 267,188

Computation Of Basic Net Capital Requirements
Minimum dollar net capital requirement   50,000

Net Capital in Excess of Requirement $ 217,188

Computation of Aggregate Indebtedness

(A) – 10% of total aggregate indebtedness   25,768

(B) – 120% of minimum net capital requirement   60,000

Net Capital less the greater of (A) or (B) $ 207,188

Percentage of Aggregate Indebtedness to Net Capital   96.44%

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION OF AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15c3-1(c)
DECEMBER 31, 2017

Total Liabilities	$	257,683
Exclusions from aggregate indebtedness		-
Aggregate Indebtedness	$	257,683

Reconciliation with the Company's computation (included in Part II of
Form X-17A-5 as of December 31, 2017) is as follows:

Aggregate indebtedness, as reported in the Company's Part II (Unaudited) FOCUS report	$	257,683
Adjustments:		
None		-
Aggregate Indebtedness	$	257,683

COBURN & MEREDITH, INC.
SIMSBURY, CONNECTICUT
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENT AND INFORMATION FOR POSSESSION
OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3
DECEMBER 31, 2017

The Company clears customer transactions through First Clearing on a fully disclosed basis and is exempt from Rule 15c3-3 under the Exempted Provision Section (k)(2)(ii).


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Coburn & Meredith, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which Coburn & Meredith, Inc., identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (2) (ii), and Coburn & Meredith, Inc. stated that Coburn & Meredith, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Coburn & Meredith, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 23, 2018



COBURN & MEREDITH, INC.

Investment • Insurance • Financial Planning

Established 1934

February 21, 2018

Edward Opperman
Certified Public Accountant
1901 Kossuth Street
Lafayette, IN 47905

RE: Exemption Statement Rule 15c3-3 (k)(2)(ii) for December 31, 2017

Dear Mr. Opperman,

Please be advised that Coburn & Meredith, Inc. (C&M) has complied with Exemption Rule 15c3-3 (k)(2)(ii), for the fiscal year of January 1, 2017 through December 31, 2017 without exception. C&M did not hold customer securities or funds at any time during this period. C&M's past business has been of similar nature and has complied with this exemption.

Elizabeth Derway, CCO, CFO, has made available to Edward Opperman all records and information including all communications from regulatory agencies received through the date of this review December 31, 2017.

Elizabeth Derway has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected C&M compliance with this exemption.

Sincerely,

Elizabeth C. Derway
CCO, CFO


INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Coburn & Meredith, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Coburn & Meredith, Inc. and SIPC, Securities and Exchange Commission, and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Coburn & Meredith, Inc.'s compliance with the applicable instructions of Form SIPC-7. Coburn & Meredith, Inc.'s management is responsible for Coburn & Meredith, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017 with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba Edward Opperman, CPA
Lafayette, Indiana
February 23, 2018